Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (T1740)

Offering Period: January 3, 2020 – January 27, 2020

Autocallable Securities due January 31, 2025 Linked to the Performance of the

Lowest Performing of Three Underlyings

Product Terms

•   If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date.

•   If the securities are not automatically redeemed and a Knock-In Event has not occurred, investors will receive the principal amount at maturity plus the Contingent Return.

•   If the securities are not automatically redeemed and a Knock-In Event has occurred, you will be fully exposed to the depreciation of the Lowest Performing Underlying. You could lose your entire investment.

•   Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be January 28, 2020
Settlement Date:	Expected to be January 31, 2020
Underlyings:	The S&P 500® Index, the VanEck Vectors® Gold Miners ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF
Automatic Redemption:	If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. Payment will be made in respect of such redemption on the corresponding Automatic Redemption Date, and no further payments on the securities will be made.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of each Underlying on such Trigger Observation Date is equal to or greater than its respective Trigger Level.
Trigger Level**:	For each Underlying, approximately 100% of the Initial Level for such Underlying.

Trigger Observation Dates**	Automatic Redemption Dates **	Trigger Observation Dates**	Automatic Redemption Dates**
January 26, 2021	January 29, 2021	January 26, 2023	January 31, 2023
April 27, 2021	April 30, 2021	April 25, 2023	April 28, 2023
July 27, 2021	July 30, 2021	July 26, 2023	July 31, 2023
October 26, 2021	October 29, 2021	October 26, 2023	October 31, 2023
January 26, 2022	January 31, 2022	January 26, 2024	January 31, 2024
April 26, 2022	April 29, 2022	April 25, 2024	April 30, 2024
July 26, 2022	July 29, 2022	July 26, 2024	July 31, 2024
October 26, 2022	October 31, 2022	October 28, 2024	October 31, 2024
Contingent Return**	Expected to be 70%
Automatic Redemption Premium**:

For each $1,000 principal amount of securities you hold:

Expected to be at least $140, $175, $210, $245, $280, $315, $350, $385, $420, $455, $490, $525, $560, $595, $630, and $665 for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, and sixteenth Trigger Observation Dates respectively.

Knock-In Level**:	For each Underlying, approximately 60% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, for each $1,000 principal amount of securities, $1,000 x (1 + Security Performance Factor).
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Security Performance Factor:	The Security Performance Factor is expressed as a percentage and is calculated as follows:
If (i) a Knock-In Event has not occurred, the Security Performance Factor will equal the Contingent Return; or (ii) a Knock-In Event has occurred, the Security Performance Factor will equal the Underlying Return of the Lowest Performing Underlying.
Underlying Return:	For each Underlying, [Final Level-Initial Level/Initial Level]
Valuation Date:	January 28, 2025
Maturity Date:	January 31, 2025
CUSIP:	22551NFU5
Fees:	Certain fiduciary accounts may pay a purchase price of at least $963.75 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $41.25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $930 and $960 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

* As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

• For each Underlying, the Knock-In Level will be approximately 60% of its Initial Level**

Hypothetical Returns at Maturity

Underlying Return of the Lowest Performing Underlying	Security Performance Factor	Redemption Amount per $1,000 Principal Amount(1)(2)
60%	70%	$1,700
50%	70%	$1,700
40%	70%	$1,700
30%	70%	$1,700
20%	70%	$1,700
10%	70%	$1,700
0%	70%	$1,700
−10%	70%	$1,700
−20%	70%	$1,700
−30%	70%	$1,700
−40%	70%	$1,700
−41%	−41%	$590
−50%	−50%	$500
−60%	−60%	$400

(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.
(2)	Assumes a Knock-In Level of 60%**, a Contingent Return of 70%** and that the securities have not been automatically redeemed.

Hypothetical Amounts due upon Automatic Redemption

Trigger Observation Date on Which Securities Are Called	Applicable Automatic Redemption Premium	Redemption Amount per $1,000 Principal Amount(1)
1st	$140	$1,140
2nd	$175	$1,175
3rd	$210	$1,210
4th	$245	$1,245

(1)	This table illustrates the amount that would be due if a Trigger Event occurs on the first, second, third or fourth Trigger Observation Date, assuming Automatic Redemption Premiums set forth under “Product Terms.” For expected redemption amounts on each of the sixteen possible Trigger Observation Dates, see “Automatic Redemption Premium” in “Product Terms” herein. If a Trigger Event occurs on any Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities they hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. No further payments on the securities will be made.

Certain Product Risks

•  Your investment may result in a loss of up to 100% of the principal amount of the securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: January 3, 2020 –January 27, 2020

Autocallable Securities due January 31, 2025 Linked to the Performance of the Lowest Performing

of Three Underlyings

Additional Risk Considerations

•	The probability that the Final Level of the Lowest Performing Underlying will be less than its Knock-In Level will depend on the volatility of such Underlying.
•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk. If the securities are automatically redeemed, the appreciation potential of the securities will be limited to the applicable Automatic Redemption Premium.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.
•	The appreciation potential of the securities will be limited by the Contingent Return, even if the level of the Underlying increases from the Initial Level to the Final Level by more than the Contingent Return.
•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.
•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.
•	Although shares of the VanEck Vectors® Gold Miners ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF (each “Reference Fund”) are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of each Reference Fund or that there will be liquidity in the trading market.
•	The performance and market value of each Reference Fund, particularly during periods of market volatility, may not correlate to the performance of the index tracked by such Reference Fund.
•	The stocks included in each Reference Fund are concentrated in one particular sector.
•	Some or all of the assets included in VanEck Vectors® Gold Miners ETF are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.
•	Because the prices of the equity securities included in the VanEck Vectors® Gold Miners ETF are converted into U.S. dollars for purposes of calculating the level of the VanEck Vectors® Gold Miners ETF, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the VanEck Vectors® Gold Miners ETF trade.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to shares of the Reference Fund or the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Reference Fund or the equity securities that comprise the Underlyings.
•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated January 3, 2020, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Product Supplement No. I–C dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/1053092/000095010320000236/dp118857_424b2-t1740.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.